Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Westport, Connecticut 06880
January 7, 2008
VIA FACSIMILE (202-772-9205) and EDGAR
Mr. Larry Spirgel
Assistant Director
Mail Stop 3720
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Compass Diversified Holdings (f/k/a Compass Diversified Trust) Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Annual Report”), filed March 28, 2007, File No. 1-51937
Dear Mr. Spirgel:
     On behalf of Compass Diversified Holdings (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below is our response to the comment provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in a letter dated December 31, 2007. For your convenience, we have set forth the Staff’s comment in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to the Trust and the Company collectively. All responses are those of the Trust and the Company only.
     Terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Annual Report.
Item 11. Executive Compensation, page 84
1.
If substantially all of Mr. Massoud’s time spent working for Compass Group Management is spent working for Compass Group Diversified Holdings, Mr. Massoud must be included in the summary compensation table and the specific elements of his compensation package must be discussed in your compensation and analysis section. If he does not spend substantially all of his time working for the company, please clarify how much time he spends managing the company.

        We did not include Mr. Massoud in the summary compensation table or the compensation and analysis section in the Annual Report for the following reasons:
•
Mr. Massoud receives no compensation from the Company. The Management Services Agreement specifically provides that no compensation of the Chief Executive Officer of the Company shall be reimbursed by the Company to the Manager.

•	The Manager receives a fee under the Management Services Agreement for performing the day-to-day operations of the Company, including the services provided by the Chief

Executive Officer. With this fee, the Manager pays its overhead and other expenses, including the compensation of more than a dozen employees.

•
Mr. Massoud has not been paid any salary from the Manager since the Company’s IPO. Instead, in any given period Mr. Massoud may elect to distribute to himself any portion of amounts that are left over after payment of all other expenses, including employee compensation.

•
In any case, Mr. Massoud, as the Chief Executive Officer of the Company under the LLC Agreement has the same fiduciary duties to act in the best interests of the company as the Chief Executive Officer of a Delaware corporation.

•
The Company’s Board and Compensation Committee oversee compliance by the Manager with the Management Services Agreement, the payment of the Management Services Fee and the reimbursement of the compensation of the CFO and his staff.

•
The Company’s Board does not oversee any aspect of the compensation of the Chief Executive Officer, but instead has retained the power to require the Manager to replace the Chief Executive Officer at any time as promptly as practicable after due consultation with the Manager.

•	The Company has retained the power to terminate the Management Services Agreement and remove the Manager for any reason upon the vote of a majority of the Board and shareholders.

•
As agreed with the Staff in connection with comments of the Staff leading up to the Company’s IPO[1], we have provided in Item 13 (Certain Relationships and Related Party Transactions, and Director Independence) an aggregate total of all payments (cash and otherwise) made to Manager (which could be deemed to be made to Mr. Massoud as the sole managing member of the Manager). Specifically, under the heading “Our Manager” in that section, we provided the following disclosure responsive to our commitment to the Staff:

 “The Company reimbursed our Manager and its affiliates after the closing of the IPO, for certain costs and expenses incurred prior to and in connection with the closing of the IPO in the amount of approximately $6 million. The Company paid our Manager approximately $300,000 in transaction services fees and expense payments in respect of our Manager’s services as an advisor to us in connection with the acquisition of Anodyne from CGI.

Mr. Massoud, as managing member of the Manager, will beneficially receive the management fees, offsetting management fees, fees under any transaction

[1]
See Letter from Mr. Larry Spirgel, Assistant Director of the Securities Exchange Commission dated January 13, 2006 and the response letter of Sutherland, Asbill & Brennan on behalf of the Company dated February 2, 2006, the relevant portion of which reads:

Compensation of Named Executive Officers, page 168

74.
Revise to provide compensation information, through 1Y31/05 for Mr. Bottiglieri. Revise to clarify that because Mr. Massoud is the sole and managing member of the Manager, Mr. Massoud’s management fee is supplemented by receipt of all payments made to the Manager by the company pursuant to the management services contract. On a going forward basis in your periodic reports, provide an aggregate total of all payments (cash and otherwise) made to Mr. Massoud in your related parties transaction section.

 Please note that we have revised the compensation for Mr. Bottiglieri to delete any salary information for the period from November 18, 2005 to December 31, 2005, as any salary to be paid to Mr. Bottiglieri during this period will not be reimbursed by the company.

We agree to provide the requested disclosure on a going forward basis in future periodic reports.

services agreements and expense reimbursements related to the foregoing, and he will use such proceeds to pay the compensation, overhead, out-of-pocket and other expenses of the Manager, satisfy its contractual obligations and otherwise distribute such proceeds to the members of the Manager in accordance with the Manager’s organizational documents.”

     In our next Annual Report on Form 10-K, we intend to comply with your comment by including Mr. Massoud in the summary compensation table as follows:
Summary Compensation Table

Long-Term
Compensation
		Annual Compensation			Number of
Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Options	Compensation
I. Joseph Massoud Chief Executive Officer	12/31/2007	$—(1)	—(1)	—(1)	—(1)	—(1)
James J. Bottiglieri Chief Financial Officer	12/31/2007	$

(1)
Mr. I. Joseph Massoud, our Chief Executive Officer, is seconded to us by our manager and does not receive compensation directly from us. We pay our manager a quarterly management fee, and Mr. Massoud, as managing member of our manager, takes distributions from our manager periodically, after payment of all compensation and other expenses to our manager’s employees. Mr. Massoud does not take a salary or other compensation from our manager. Therefore, no compensation information for Mr. Massoud is reflected in the above compensation table.

     In addition, we intend to comply with your comment by disclosing in the Company’s compensation and analysis section that (i) Mr. Massoud is the sole managing member of the Manager, (ii) Mr. Massoud receives no compensation directly from the Company and (iii) the Company has retained the right to require the Manager to replace Mr. Massoud as the Chief Executive Officer.
     In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing,(ii) Staff comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or additional comments concerning the foregoing, please contact James J. Bottiglieri at (203) 221-1703.

Sincerely,

/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer